

Raven Hernandez <raven@earthrideshare.com>
to sergio.galindo

Mon, Mar 29, 2021, 8:26 PM

Earth Rides community,

As we close out the 1st quarter of 2021, we'd like to thank all of our 15,000+ passengers who took a ride with us since our launch in October 2020. The support has been overwhelming and truly an honor. Because of you, our business has grown tremendously in the last six months and we've reduced tons of carbon emissions.

We are excited to announce to this select list our Equity Crowdfund is now live!

To learn more about the terms, please visit our Wefunder page to see the details and invest.

Thank you for your continued support in our mission to provide affordable, safe, and clean technology to all. We look forward to seeing you on Earth!

Disclaimer

1. *No money or other consideration is being solicited. If sent in response to this email, none will be accepted.*
2. *No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.*
3. *A person's indication of interest does not involve any obligation or commitment of any kind.*

Raven Hernandez | Founder
Earth Rides App
www.earthrideshare.com

2

Based on your Wefunder investor profile, you might want to check out Earth Rides – reliable, safe, carbon-free ride shares.

Gas cars are the #1 polluter in the US. Earth Rides provides a better way to get around: with zero carbon emissions, no surge pricing and carefully vetted drivers, all while riding in a premium electric vehicle. They've had consecutive record numbers of completed boardings and steady growth since launching last October.

The company has raised $576K from 510 investors in 3 weeks.



earthrideshare
Nashville, Tennessee

earthrideshare thanks for mentioning us in your newsletter @wefunder! ready to invest? have questions? ask them on our wefunder page - link in bio

#EarthRides #sustainability #nashvilletn #carbonfree #cleanair #womanowned #whattodonnashville #stufftodoinnashville #nashvilleguide #nashvilletennessee #musiccity #ondemand #scheduleahead

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Liked by **patagonianashville** and **130 others**
MAY 18, 2021

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20:46

Stories Archive

The company has raised $576K from 510 investors in 3 weeks.



Invest in Earth Rides

Highlights

- 193% increase in revenue Q1 2021 vs previous quarter.
- Patagonia partnership offering on-demand delivery and reduced packaging waste.
- First mover advantage being all electric in the rideshare space.

💪 Multiple strategic parterships.

LIPSCOMB UNIVERSITY | patagonia | John Barker's TWO RIVERS Ford | Polestar

⭐ 5/5 stars on the App Store. 👏

@wefunder

★★★★★

LindsayD1234, 12/22/2020

Will never ride a Lyft or Uber again!!

I could not have been happier with this experience!! First of all, out of every other rideshare app I have, Earth Rides had THE cheapest price!! My driver DeWan (not sure about spelling) was PHENOMENAL. So pleasant to talk to, and an amazing driver! Felt super safe the whole time (and as a young female this is of upmost importance to me). I will be requesting DeWan the next time I need a ride!!! Overall, service, convenience, price, and safety is a 10/10, not to mention you get to ride in a freakin Tesla! Great for the earth AND your wallet!! JUST TRY IT OUT, you'll never go back to the other apps!!!

✅ All drivers thoroughly vetted with employee status and access to holistic benefits.

🙌 WeFunder link in our bio!

readezell

Heard about @earthrideshare? It is the most exciting startup in Nashville.

Based on your Wefunder investor profile, you might want to check out Earth Rides – reliable, safe, carbon-free ride shares.

Gas cars are the #1 polluter in the US. Earth Rides provides a better way to get around

May 2021



You can own a piece of it today by investing through @wefunder.

Invest.



Raven Hernandez
Founder - CEO

1. Visit www.wefunder.com/earthrides
2. Choose your amount
3. Click on the Invest Button

EARTH RIDES



Raven Hernandez

CEO at Earth Rides

9mo •

Before I finished law school, Peter asked me if practicing law was what my time on Earth was meant for. I knew it wasn't but the hours and money spent made me feel as if I had to stay the course.

Since October 1st, 2020 **Earth Rides** has had over 20,000+ passengers, offset over 30 tons of carbon emissions, and is changing the perception around electric vehicles.

All because I stepped off the course, believed in myself and **Peter Smith**, and then built a team of dedicated, relentless people who buy into this wild ride day after day.

You can now invest in our mission to provide fair living wages to drivers and a carbon-free, safe, affordable ride to all.



Invest in Earth Rides: Like Uber but with a fleet of Teslas. | Wefunder

wefunder.com • 3 min read

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